

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 24, 2008

Mr. Willem Ackermans
Chief Financial Officer
Elephant Talk Communications, Inc.
438 East Katella Avenue
Suite 217
Orange, CA 92867

> **Re:** **Elephant Talk Communications, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 0-30061**

Dear Mr. Ackermans:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director